EMPLOYMENT AGREEMENT

This Agreement is entered into by and between SYS, a California corporation (the "Company"), and Linda Gagnon ("Employee") as of May 7, 2001 ("Effective Date").

1.   <u>Employment</u>. The Company engages Employee to serve as an executive officer of the Company in the position of Senior Vice President-East Coast Operations and Employee accepts such engagement upon the terms and conditions set forth in this Agreement. "East Coast Operations" means operations based in Washington D.C., Virginia, Maryland and in such other locations, if any, as the Company may from time to time prescribe.

2.   <u>Term of Employment</u>. The term of Employee's employment under this Agreement shall be through June 30, 2004. Each of the Company and the Employee shall have the right to terminate the Employee's employment for any reason and at any time during the term upon 60 days' written notice; provided, however, that if the Company terminates the Employee's employment for any reason before June 30, 2004, then it shall pay the Employee the compensation that she would have earned under Section 4 through June 30, 2004 in a lump sum payment within 10 days of the date of termination.

3.   <u>Duties</u>. Employee will report directly to the Chief Executive Officer of the Company, and shall perform such duties as the Board of Directors of the Company or its designees may require from time to time.

4.   <u>Compensation, Benefits, Expenses</u>.

a.   <u>Base Salary</u>. The Company agrees to pay Employee and Employee agrees to accept as compensation for her services, a base salary of $145,000.00 per annum (subject to such annual increases in the base salary set by the Board of Directors), payable in accordance with the Company's standard payroll policy and beginning as of the Effective Date. At least annually, the Board of Directors will consider increases (but not decreases) in the Employee's annual rate of salary in light of her performance and other relevant factors.

b.   <u>Bonus and Incentive Plan</u>. Employee shall be eligible to receive an annual bonus consisting of cash and stock options, as more fully described on <u>Exhibit 1</u>. The cash bonus shall be payable within 30 days following each June 30th, commencing with June 30, 2002, and shall be equal to 40% of 6.25% of the operating profit of the Washington D.C. operations of the Company for the fiscal year then ended.   In addition, on June 30 of each year, commencing with June 30, 2002, the Employee shall receive additional stock options under the Company's Incentive Stock Option Plan, according to the formula described on <u>Exhibit 1</u>.

c.   <u>Stock Options</u>. Employee shall be granted 160,000 stock options at the exercise price of $1.00 per share pursuant to the Company's 1997 Incentive Stock Option and Restricted Stock Plan. A copy of the Employee's Incentive Stock Option Agreement is attached hereto as <u>Exhibit 2</u>.

d.   <u>Benefits</u>. Employee shall be entitled to the standard health insurance, personal leave, 401K, employee stock option plan, benefits that the Company provides generally to its employees, as may be modified by the Company from time-to-time. Employee shall be reimbursed for parking at the Company's offices in Crystal City and at the Washington Navy Yard, and shall be entitled to receive such of the Company's other fringe benefits as are being offered or provided to other employees of the Company holding senior executive positions.

        e.   <u>Vacation</u>.   Employee shall be entitled to five weeks of paid vacation per year (in addition to the holidays during which the Company is closed and for which Company employees are paid).

        f.   <u>Expenses</u>.   The Company will pay or reimburse the Employee for reasonable travel, entertainment or other expenses incurred by Employee in the furtherance of or in connection with the performance of her duties hereunder in accordance with the Company's established policies.

        g.   <u>No Mitigation</u>.   Employee shall not be required to mitigate the amount of any payment or benefits provided for in this Agreement by seeking other employment or otherwise and no such payment shall be offset or reduced by the amount of any compensation or benefits provided to the Employee in any subsequent employment.

    5.   <u>Termination of Employment</u>. The employee's employment under this Agreement shall terminate upon the occurrence of any of the following events: (a) the Employee's death; (b) the Employee's total disability; (c) a termination by the Company for cause or (d) the Employee's resignation.

        a.   <u>By Death</u>. Employee's employment shall terminate upon the death of the Employee. The company shall pay to the Employee's beneficiaries or estate, as appropriate, compensation to which she is entitled under Section 4 {including any accrued but unpaid vacation time} through the end of the month in which death occurs. Thereafter, the Company's obligations hereunder shall terminate.

        b.   <u>By Disability</u>. If Employee shall be prevented from properly performing the essential functions of her duties with reasonable accommodation, by reason of any physical or mental incapacity for a period of more that 120 consecutive days in any 12 month period, to the extent permitted by law, the company may upon written notice to the Employee terminate the Employee's employment hereunder, and shall pay her the compensation to which she is entitled under Section 4 {including any accrued but unpaid vacation time} through the date of termination. The Employee will be eligible to (1) participate in the Company's Long Term Disability Plan and to apply for benefits although the Company makes no representation that such benefits will be granted Employee; and (2) continue to participate in the Company's health insurance and disability plans and programs after the date of termination to the extent permitted under the terms of such plans and programs.

        c.   <u>By the Company for Cause</u>. The Company may terminate Employee's employment for cause (as defined below) at any time upon written notice to the Employee in accordance with the procedures described below. Upon termination for cause, the Company shall pay employee the compensation to which she is entitled under Section 4 (including any

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accrued but unpaid vacation time) through the effective date of the termination, and thereafter the Company's obligations hereunder shall terminate. Termination shall be for cause if:

(i) Employee misappropriates significant monies or significant assets or properties of the Company;

(ii) Employee is convicted of felony involving moral turpitude, and the time for appeal has elapsed; or

(iii) Employee intentionally and continually fails substantially to perform her reasonably assigned duties (other than a failure resulting from the Employee's incapacity due to physical or mental illness or from the assignment to the employee of duties that would constitute a good reason, as defined below), which failure continues for a period of at least 30 days' after a written notice of demand for substantial performance, signed by a duly authorized officer of the Company, has been delivered to the Employee specifying the manner in which the Employee has failed substantially to perform:

For purposes of this Agreement, no act, nor failure to act, on the Employee's part, shall be considered "intentional" unless the Employee has acted, or failed to act, with a lack of good faith and with a lack of reasonable belief that the Employee's action or failure to act was in the best interest of the Company. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board of Directors or upon the instruction of the Company's Chairman of the Board or Chief Executive Officer based upon the advise of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by the Employee in good faith and in the best interest of the Company. The termination of employment of the Employee shall not be deemed to be for cause under this subparagraph unless and until there shall have been delivered to the Employee a copy of a resolution duly adopted by the affirmative vote of not less than 2/3 of the Board of Directors at a meeting called and held for such purpose (after reasonable notice is provided to the Employee and the Employee is given the opportunity, together with counsel, to be heard before the Board) finding that, in the good faith opinion of the Board of Directors, the Employee is guilty of conduct described above and specifying the particulars thereof in detail.

6.   Directors' and Officers' Liability Insurance.   Upon the execution of the Agreement, the Company shall obtain and maintain Directors' and Officers' liability insurance for the benefit of the Employee.

7.   Indemnification.

(a)   General.   The Company agrees that if Employee is made a party or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that Employee is or was a director or officer of the Company or any subsidiary thereof or is or was serving at the request of the Company or any subsidiary thereof as a director, officer, member, employee or agent of another corporation or a partnership, joint venture, trust or other enterprise, including, without limitation, service with respect to employee benefit plans, whether or not the basis of such

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Proceeding is alleged action in an official capacity as a director, officer, member, employee or agent while serving as a trustee, director, officer, member, employee or agent, Employee shall be indemnified and held harmless by the Company to the fullest extent authorized by law, against all Expenses (as hereinafter defined) incurred or suffered by Employee in connection therewith, and such indemnification shall continue as to Employee even if Employee has ceased to be an officer, director, trustee or agent, or is no longer employed by the Company and shall inure to the benefit of her heirs, executors and administrators. Notwithstanding the provisions of this Section 6, the Employee shall not be entitled to indemnification if (i) the Company is prohibited from paying such indemnification under applicable law, (ii) the Employee breached her duty of loyalty to the Company or its stockholders, (iii) the Employee's actions or omissions were not in good faith or involved intentional misconduct or a knowing violation of law or (iv) the Employee derived an improper personal benefit from any transaction which is a subject of the applicable Proceeding (any existence or occurrence described in the foregoing clauses (i)-(iv), individually, a "Culpable Action"). The existence or occurrence of a Culpable Action shall be conclusively determined by (i) a non-appealable, final decision of the court having jurisdiction over the applicable Proceeding or (ii) a non-appealable, final decision of the a court of competent jurisdiction (or if such a decision is appealable, by the court in such State which has jurisdiction to render a non-appealable, final decision). Such determination shall be final and binding upon the parties hereto.

(b)   Expenses. As used in this Agreement, the term "Expenses" shall include, without limitation, damages, losses, judgments, liabilities, fines, penalties, excise taxes, settlements, costs, attorneys' fees, accountants' investigations, and any expenses of establishing a right to indemnification under this Agreement.

(c)   Enforcement. If a claim or request under this Agreement is not paid by the Company or on its behalf, within thirty (30) days after a written claim or request has been received by the Company, Employee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim or request and if successful in whole or in part, Employee shall be entitled to be paid also the expenses of prosecuting such suit. All obligations for indemnification hereunder shall be subject to, and paid in accordance with, applicable law.

(d)   Partial Indemnification. If Employee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of any Expenses, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Employee for the portion of such Expenses to which Employee is entitled.

(e)   Advances of Expenses. Expenses incurred by Employee in connection with any Proceeding shall be paid by the Company in advance upon request of Employee that the Company pay such Expenses and upon Employee's delivery of an undertaking to reimburse the Company for Expenses with respect to which Employee is not entitled to indemnification.

(f)   Notice of Claim. Employee shall give to the Company notice of any claim made against her for which indemnification will or could be sought under this Agreement, but the failure of Employee to give such notice shall not relieve the Company of any liability the Company may have to Employee except to the extent that the Company is prejudiced thereby. In

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addition, Employee shall give the Company such information and cooperation as it may reasonably require and as shall be within Employee's power and at such time and places as are convenient for Employee.

(g)   Defense of Claim. With respect to any Proceeding as to which Employee notifies the Company of the commencement thereof;

(i)   the Company shall be entitled to participate therein at its own expense; and

(ii)   Except as otherwise provided below, to the extent that it may wish, the Company will be entitled to assume the defense thereof, with counsel reasonably satisfactory to Employee. Employee also shall have the right to employ her own counsel in such action, suit or proceeding if she reasonably concludes that failure to do so would involve a conflict of interest between the Company and Employee, and under such circumstances the fees and expenses of such counsel shall be at the expense of the Company.

(iii)   the Company shall not be liable to indemnify Employee under this Agreement for any amounts paid in settlement of any action or claim effected without its written consent. The Company shall not settle any action or claim in any manner which would not include a full and unconditional release of Employee without Employee's prior written consent. Neither the Company nor Employee will unreasonably withhold or delay their consent to any proposed settlement.

(h)   Non-exclusivity. The right to indemnification and the payment of Expenses incurred in defending a Proceeding in advance of its final disposition conferred in this Agreement shall not be exclusive of any other right which Employee may have or hereafter may acquire under any statute, provision of the declaration of trust or certificate of incorporation or by-laws of the Company or any subsidiary, agreement, vote of shareholders or disinterested directors or trustees or otherwise.

8.   Miscellaneous.

a.   Assignment; Successors and Assigns. Employee agrees that she will not assign any rights or obligations under this Agreement, nor shall Employee's rights be subject to encumbrance or the claims of creditors. Any purported assignment, transfer, or delegation by the Employee shall be null and void. Nothing in this Agreement shall prevent the consolidation of the Company with, or its merger into, any other corporation, or the sale by the Company of all or substantially all of its properties or assets, or the assignment by the Company of this Agreement and the performance of its obligations hereunder to any successor in interest. The Company shall require its successors and assigns, by agreement in form and substance reasonably satisfactory to the Employee, to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession or assignment had taken place. Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective heirs, legal representatives, successors, and permitted assigns, and shall not benefit any person or entity other than those enumerated above.

b.   <u>Notices</u>. All notices or other communications required or permitted hereunder shall be made in writing and shall be deemed to have been duly given if delivered by hand or mailed, postage prepaid, by certified or registered mail, return receipt requested, and addressed to the Company at:

SYS
9620 Chesapeake Drive, Suite 201
San Diego, CA 92123

Attn: W.G. Jerry Newmin

with a copy to:

Luce, Forward, Hamilton & Scripps LLP
600 West Broadway, Suite 2600
San Diego, California 92101
Attn: Michael L. Jensen

or to the Employee at:

Linda E. Gagnon
1600 South Eads, No. 937-5
Arlington, Virginia 22202

with a copy to:

Fried, Frank, Harris, Shriver & Jacobson
1001 Pennsylvania Avenue, NW
Washington, DC 20004
Attn: James J. McCullough

Notice of change of address shall be effective only when done in accordance with this Section.

c.   <u>Entire Agreement</u>. The terms of this Agreement and the Incentive Stock Option Agreement are intended by the parties to be the final expression of their agreement with respect to the employment of Employee by the Company and may not be contradicted by evidence of any prior or contemporaneous agreement.

d.   <u>Amendments; Waivers</u>. This Agreement may not be modified, amended, or terminated except by an instrument in writing, signed by the Employee and upon direction of the Board of Directors of the Company by a duly authorized representative of the Company other than Employee. By an instrument in writing similarly executed, either Employee or the Company, as the case may be, may waive compliance by the other party with any provision of

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this Agreement that such other party was or is obligated to comply with or perform, provided, however, that such waiver shall not operate as a waiver of, or estoppel with respect to, any other or subsequent failure. No failure to exercise and no delay in exercising any right, remedy, or power hereunder shall operate as a waiver thereof, or shall any single or partial exercise of any right, remedy, or power hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, or power provided herein or by law or in equity.

        e.   <u>Severability; Enforcement</u>. If any provision of this Agreement, or the application thereof to any person, place, or circumstance, shall be held by an arbitrator or a court of competent jurisdiction to be invalid, unenforceable, or void, the remainder of this Agreement and such provisions as applied to other persons, places, and circumstances shall remain in force and effect.

        f.   <u>Legal Fees and Expenses</u>. Upon receipt of reasonable written evidence, the Company shall reimburse Employee promptly for legal fees (and expenses of counsel) incurred by Employee in connection with the Company and Employee entering into this Agreement and the Incentive Stock Option Agreement.

The parties have duly executed this Agreement as of the date written above.

Dated: _____

The Company:

SYS, a California corporation

By: W.G. Jerry Newmin
     Its: Chairman of the Board of Directors

Dated: _____

Employee:

_____
Linda Gagnon

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Exhibit 1

[Attach copy of Revenue & Operating Profit Targets]

Exhibit 2

[Attach copy of Incentive Stock Option Agreement]